

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 15, 2012

Via E-Mail

Justin Klein, Esq.
Ballard Spahr LLP
1735 Market Street, 51st Floor
Philadelphia, PA 19103-7599

> **Re: USA Technologies, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed on May 3, 2012**
> **File No. 1-33365**

Dear Mr. Klein:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 14A

General

1. Please revise to include a background discussion of the contacts between the participants and the issuer during the time leading up to the current proxy solicitation. Please also describe how the Board or management responded to contacts made by the participants and the material details of any discussions or correspondence.

Item 1—Election of Directors, page 13

2. We note that you reserve the right to vote for unidentified substitute nominees. Please confirm for us that should you identify or nominate substitute nominees before the meeting, you will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

3. We note your statement that the Board consists of 9 directors, 7 of whom are independent; however, you list only eight directors. Please revise to reconcile this discrepancy, or advise us. Please also revise to clarify which nominees are independent.

Item 3—Approval of 2012 Stock Incentive Plan, page 17

4. Please revise to include the information required by Item 10(a)(2) and (c) of Schedule 14A.

Cost of Soliciting Proxies, page 29

5. We note that proxies may be solicited by electronic or regular mail, by telephone, by advertisement, via the Internet, by facsimile, or personally. Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone or any e-mail correspondence and any information posted on the Internet must be filed under the cover of Schedule 14A. Refer to Rule 14a-6(b) and (c). Please confirm your understanding in your response letter.

6. We note that you have not disclosed the cost information. Please revise to include the estimated cost information in your next amendment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Peggy Kim

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions